EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations(1)	$159,634	$173,169	$164,627	$147,191	$186,804
Add:
Income tax expense (benefit)(1)	20,312	23,123	18,423	(3,235)	(65,291)
Amortization of capitalized interest	45	1,871	2,004	1,876	2,408

	179,991	198,163	185,054	145,832	123,921

Adjustments to earnings for fixed charges:
Interest and other financial charges	45,292	56,329	48,905	46,961	46,718
Interest factor attributable to rentals	761	496	636	722	476

	46,053	56,825	49,541	47,683	47,194

Earnings as adjusted	$226,044	$254,988	$234,595	$193,515	$171,115

Fixed Charges:
Fixed charges above	$46,053	$56,825	$49,541	$47,683	$47,194
Capitalized interest	0	32	1,020	—	—

Total fixed charges	$46,053	$56,857	$50,561	$47,683	$47,194

Ratio of earnings as adjusted to total fixed charges	4.91	4.48	4.64	4.06	3.63

(1)	Years 2004 through 2007 have been restated for the effect of the discontinued operations (See Item 1—Business, Discontinued Operations and Dispositions).